Exhibit 99.1

Almonty Industries Establishes U.S. Corporate Headquarters, Reinforcing Role as America’s Tungsten Supplier

TORONTO — April 13, 2026 — Almonty Industries Inc. (“Almonty” or the “Company”) (Nasdaq: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten critical to U.S. defense and advanced technology industries, today announced the relocation of its corporate headquarters from Toronto, Ontario, Canada to Dillon, Montana, United States.

The relocation of its corporate headquarters reflects Almonty’s continued strategic alignment with the United States and its role in supporting secure, transparent, and Western-aligned supply chains for critical materials. The move positions the Company closer to key stakeholders, including U.S. government agencies, defense contractors and industrial partners, while reinforcing its commitment to becoming the leading U.S.-aligned tungsten producer.

The move follows Almonty’s Nasdaq listing and US$90 million oversubscribed IPO in July 2025, a US$129 million follow-on financing in December 2025, and the acquisition of Montana’s Gentung Tungsten Project, expected to restart production this year.

Almonty has also deepened its U.S. defense alignment through a strategic partnership with American Defense International, Inc., participation in the Department of Defense-sponsored Critical Minerals Forum, and congressional recognition for strengthening critical mineral independence.

Further underscoring its alignment with U.S. strategic priorities, Almonty has appointed former senior United States Army generals as directors, bringing defense and national security expertise to support the Company’s role in securing critical mineral supply chains. The Company continues to advance its strategy of strengthening non-Chinese tungsten supply chains amid increasing geopolitical focus on critical minerals security.

Management Commentary

Lewis Black, Chairman, President and Chief Executive Officer of Almonty, said: “Relocating our headquarters to the United States is not merely symbolic. It reflects who we are – as Montana is the location of our recently acquired Gentung Tungsten Project – and where our future lies. Our investors, customers, and strategic partners are here because they recognize the urgency of building a Western tungsten supply chain free from Chinese dependence. With Sangdong Phase 1 complete and Gentung on track to begin production, we are delivering on that mission, and a U.S. home base ensures we remain at the center of it.”

About Almonty

Almonty (Nasdaq: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in the U.S. and Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this news release include, but are not limited to, statements concerning the expected timing and capacity of commercial production at the Gentung Tungsten Project in Montana, the development of the Company’s other tungsten and molybdenum projects, and the expected impact of tungsten market trends and prices on the Company’s operations. Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate.

Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the expected timing and capacity of commercial production at the Gentung Tungsten Project in Montana, the development of the Company’s other tungsten and molybdenum projects, and the expected impact of tungsten market trends and prices on the Company’s operations. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form for the year ended December 31, 2025 dated March 18, 2026. Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us